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                            September 2, 2022

       Samuel Masucci, III
       Chief Executive Officer
       ETF Managers Capital LLC
       30 Maple Street, Suite 2
       Summit, NJ 07901

                                                        Re: ETF Managers Group
Commodity Trust I
                                                            Registration
Statement on Form S-1
                                                            Filed August 17,
2022
                                                            File No. 333-266945

       Dear Mr. Masucci:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. It does not appear that you have publicly filed your nonpublic draft submissions now that you have filed your
registration statement on Form S-1. Please ensure that you will do so at least 15 days prior
to the requested effective date of the registration statement.
       Financial Statements, page 62

   2. We note your disclosure that Fund financial statements will be provided by a pre-effective amendment. Please
confirm you will file these financial statements and the related consent of independent
registered public accounting firm as soon as they are available in order to allow the staff
sufficient time to complete its review.
 Samuel Masucci, III
ETF Managers Capital LLC
September 2, 2022
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at (202) 551-6524 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameSamuel Masucci, III                      Sincerely,
Comapany NameETF Managers Capital LLC
                                                           Division of
Corporation Finance
September 2, 2022 Page 2                                   Office of Finance
FirstName LastName